UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.DATE OF MATERIAL CHANGE

February 20, 2024

3.NEWS RELEASE

The news release announcing this material change was issued on February 20, 2024 in Canada and the United States.

4.    SUMMARY OF MATERIAL CHANGE

Methanex Corporation (the “Company”) announced on February 20, 2024 that commercial production of its new 1.8 million tonne methanol plant, Geismar 3 (G3), in Geismar, Louisiana has been delayed due to complications that occurred in the autothermal reformer (ATR) during the late stages of the initial start-up process.

5.    FULL DESCRIPTION OF MATERIAL CHANGE

5.1    FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation (the “Company”) announced that commercial production of its new 1.8 million tonne methanol plant, Geismar 3 (G3), in Geismar, Louisiana has been delayed due to complications that occurred in the autothermal reformer (ATR) during the late stages of the initial start-up process. This issue required the ATR to be cooled and brought to a safe state where teams could conduct detailed inspections of the vessel.

Upon completing initial inspections, it has been determined that there is significant damage to a large number of supporting refractory bricks in the vessel which will require replacement. The specialty formed refractory bricks require time to procure and, as a result, management believes commercial production could be delayed up to the end of the third quarter of 2024. The investigation and planning to rectify the issue is ongoing and management is exploring all avenues to accelerate the repair time. Based on the preliminary findings of its root cause analysis, management believes that this issue relates to complications in the initial start-up process and is not a plant design or construction issue. Management believes that the total capital cost will not significantly exceed the upper end of the capital cost guidance of $1.30 billion.

5.2    DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.    RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.    OMITTED INFORMATION

Not applicable.

8.    EXECUTIVE OFFICER

For further information, contact:

Kevin Price
Senior Vice President, General Counsel & Corporate Secretary
604-661-2658

9.    DATE OF REPORT

February 21, 2024

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: February 21, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary